Exhibit 99.4

Go Digital! At Sun Life we have a long-standing commitment to sustainability. As part of that commitment, we are accountable for the impact of our operations on the environment. Help us reduce the amount of printed material we produce: please consider receiving your investor information electronically. E-DELIVERY IS EASY AND CONVENIENT. FOLLOW THESE SIMPLE STEPS NOW: Go to www.proxyvote.com or use your smartphone to scan the QR code provided Enter the 16-digit control number from the enclosed Voting Instruction Form Vote and make your final submission Click on the “SIGN UP” button Enter and verify your email address Create and verify your confidential PIN Confirm you have read the Description of Service Submit and you are done! E-1-2019 Sun Life Life’s brighter under the sun